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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NorthWest Indiana Bancorp
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
667516108
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	667516108

1	NAMES OF REPORTING PERSONS: David A. Bochnowski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		67,975

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		262,963

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		67,975

WITH:	8	SHARED DISPOSITIVE POWER:

		262,963

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	330,938 (includes options for 9,820 shares)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.8 % of the 2,785,735 shares outstanding as of December 31, 2005

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	667516108

1	NAMES OF REPORTING PERSONS: Ann M. Bochnowski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		68,646

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		187,220

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		68,646

WITH:	8	SHARED DISPOSITIVE POWER:

		187,220

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	255,866

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.2 % of the 2,785,735 shares outstanding as of December 31, 2005

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This filing constitutes an amendment of the Schedule 13G filed on or about February 10, 2006 (Amendment No. 3). The purpose of this amendment (Amendment No. 4) is to correct that filing to accurately reflect the number of shares controlled by Mr. Bochnowski as Co-Trustee of the Benjamin A. Bochnowski Testamentary Trust; 7,097, not 6,424 as previously reported.

Item 1

	(a)	Name of Issuer.

NorthWest Indiana Bancorp

	(b)	Address of Issuer’s Principal Executive Offices.

9204 Columbia Avenue, Munster, Indiana 46321

Item 2

This Schedule is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1). The filing persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule as Exhibit 1.

1.	(a)	Name of Person Filing.

David A. Bochnowski

	(b)	Address of Principal Business Office, or, if none, Residence.

10203 Cherrywood Lane, Munster, Indiana 46321

	(c)	Citizenship.

U.S. Citizen

	(d)	Title of Class of Securities.

Common Stock, par value $1.00 per share

	(e)	CUSIP Number.

667516108

2.	(a)	Name of Person Filing.

Ann M. Bochnowski

	(b)	Address of Principal Business Office, or, if none, Residence.

10203 Cherrywood Lane, Munster, Indiana 46321

(c)	Citizenship.

U.S. Citizen

(d)	Title of Class of Securities.

Common Stock, par value $1.00 per share

(e)	CUSIP Number.

667516108

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
     If this Statement is filed pursuant to Rule 13d-1(c), check this box: ☒
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	The following information is provided for David A. Bochnowski as of December 31, 2005.
(a)	Amount beneficially owned:

330,938 (includes options for 9,820 shares)

(b)	Percent of class:

11.8%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

67,975

(ii)	Shared power to vote or to direct the vote: 262,963

(iii)	Sole power to dispose or to direct the disposition of:

67,975

(iv)	Shared power to dispose or to direct the disposition of:

262,963
2.	The following information is provided for Ann M. Bochnowski as of December 31, 2005.
(a)	Amount beneficially owned:

255,866

(b)	Percent of class:

9.2%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

68,646

(ii)	Shared power to vote or to direct the vote:

187,220

(iii)	Sole power to dispose or to direct the disposition of:

68,646

(iv)	Shared power to dispose or to direct the disposition of:

187,220
     As of December 31, 2005, Mr. Bochnowski was deemed to beneficially own 330,938 shares of common stock, which represented 11.9% of the 2,785,735 common shares outstanding as of December 31, 2005. This amount included (i) 21,225 shares to which Mr. Bochnowski has sole voting and dispositive power; (ii) 46,750 shares allocated to Mr. Bochnowski under the Employee’s Savings and Profit Sharing Plan and Trust as to which Mr. Bochnowski has voting and dispositive power; (iii) 187,220 shares as to which Mr. Bochnowski and his spouse have shared voting and dispositive power; (iv) 42,246 shares as to which Mr. Bochnowski’s spouse has voting and dispositive power; (v) 26,400 shares owned by Mr. Bochnowski’s minor children for which his spouse is custodian or trustee and (vi) 7,097 shares as to which Mr. Bochnowski and the Peoples Bank Investment and Trust Services department have shared voting and dispositive power as Co-Trustees of the Benjamin A. Bochnowski Testamentary Trust. Mr. Bochnowski continues to claim beneficial interest in the shares owned by his spouse or controlled by her as trustee or custodian. Mr. Bochnowski’s beneficial ownership reported in (i) above includes stock options representing 9,820 shares which were exercisable at December 31, 2005 or within sixty days from such date. Such shares have been added into the total shares outstanding at December 31, 2005 for purposes of determining Mr. Bochnowski’s percentage ownership.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group.
          David Bochnowski and his spouse, Ann Bochnowski, share beneficial ownership of some of the same shares of the Issuer’s common stock and otherwise act together with respect to the voting and disposition of their ownership in the Issuer. As a result, they constitute a “group”

for purposes of this Schedule and have jointly filed this Schedule pursuant to Rule 13d-1(k)(1). A copy of their Joint Filing Agreement is attached to this Schedule as Exhibit 1.
Item 9. Notice of Dissolution of Group.
          Not applicable
Item 10. Certification.
     By signing below, each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2006

/s/ David A. Bochnowski
David A. Bochnowski

/s/ Ann M. Bochnowski
Ann M. Bochnowski

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the Statement on Schedule 13G (the “Schedule 13G”) with respect to the securities of NorthWest Indiana Bancorp, to which this Agreement is attached, is filed on behalf of each of the undersigned and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons, except to the extent that he or she knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of March 2006.

/s/ David A. Bochnowski
David A. Bochnowski

/s/ Ann M. Bochnowski
Ann M. Bochnowski